UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mauldin Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4809 West Lovers Lane

(No. and Street)

Dallas	Texas	75209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin   817-300-0216

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC

(Name – if individual, state last, first, middle name)

718 Paulus	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, John F. Mauldin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mauldin Securities, LLC _____ , as of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Tammi Lerita Cole
My Commission Expires
06/19/2021
ID No. 131105230

_____
Signature

President
_____
Title

Tammi Lerita Cole
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAULDIN SECURITES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

MAULDIN SECURITIES, LLC

CONTENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Mauldin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mauldin Securities, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mauldin Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mauldin Securities, LLC's management. Our responsibility is to express an opinion on Mauldin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mauldin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Mauldin Securities, LLC's financial statements. The Supplemental Information is the responsibility of Mauldin Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and CFTC Regulation 1.17(a)(1)(iii) accordingly. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC
We have served as Mauldin Securities, LLC's auditor since 2016.
Dallas, Texas
February 21, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

Mauldin Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	174,401
Referral fees receivable		141,328
Other assets		17,279
Total Assets	$	333,008
Liabilities and Member Equity		
Liabilities		
Accounts payable and accrued expenses	$	39,875
Total Liabilities		39,875
Members' Equity		293,133
Total Liabilitites and Member Equity	$	333,008

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Income
Year Ended December 31, 2019

Revenues

Referral fees	$	907,337
Interest income		1,933
Total Revenues		909,270

Expenses

Office services fee	55,012
Regulatory fees and expenses	21,894
Professional fees	68,736
Other expenses	74,968
Total Expenses	220,610

Income before taxes		688,660
Provision for state income tax		1,941
Net Income	$	686,719

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Changes in Member Equity
Year Ended December 31, 2019

	Managing Member	Non-Managing Member	Total
Balances at December 31, 2018	$307,205	-	$307,205
Member distributions	(700,791)	-	(700,791)
Net income	686,719	-	686,719
Balances at December 31, 2019	$293,133	-	$293,133

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows provided by (used for) operating activities:

Net income	$	686,719
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities		
Decrease in referral fees receivable		4,425
Increase in other assets		(773)
Decrease in account payable and accrued expenses		(11,570)
Net cash provided by operating activities		678,801

Cash flows from financing activities:

Distributions to managing member		(700,791)
Net cash provided (used) by financing activities		(700,791)
Net increase (decrease) in cash and cash equivalents		(21,990)
Cash and cash equivalents at beginning of year		196,391
Cash and cash equivalents at end of year	$	174,401

Supplemental Disclosures of Cash Flow Information:

Cash paid (received) during the year for:		
Interest	$	-
Income taxes	$	2,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Mauldin Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. The Company satisfies its performance obligations upon providing referrals who enter into engagements with unaffiliated broker-dealers, funds or other entities. These fees are generally variable and referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. As such, management has not recorded on an allowance for doubtful accounts on these receivables.

A significant portion of the referral fees earned by the Company are received from a third party. Referral fees receivable at December 31, 2019 include $125,626 due from such third party.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Pursuant to an agreement between the member, the Managing Member is allocated 100% of all income or loss of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain a minimum net capital of $45,000. At December 31, 2019, the Company had net capital $134,526, which was $89,526 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 29.64%.

Capital distributions to the member can be made under a capital distribution policy approved by the Company's member. Periodic distributions approved by the member are made in order to enable the member to pay federal income taxes on Company profits, among other purposes.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

NOTE 5 – Related Party Transactions

Mauldin Management Company ("MMC"), an affiliate of the Company, makes available certain facilities and provides for the performance of certain services for the Company and two other affiliated companies, including office space, utilities, staff and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. For the year ended December 31, 2019, the Company allocated $126,096 of such expenses, which is reflected in various expense accounts in the statement of income and which $31,524 is payable at December 31, 2019.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 6 – Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 7 – Liabilities Subordinated to Claims of General Creditor

During the year ended December 31, 2019, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8 – Recent Accounting Pronouncements

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 9 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 10 – Subsequent Event

Subsequent events have been reviewed through February 21, 2020. The Company distributed $31,524.03 to the Managing Member during January 2020.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2019

MAULDIN SECURITIES, LLC
Computation of Net Capital Under rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2019

Computation of Net Capital

Total member capital qualified for net capital	$	293,133
Deductions and/or charges		
Non-allowable assets:		
Referral fees receivable		(141,328)
Other assets		(17,279)
Net capital before haircuts on securities positions		134,526
Net Capital	$	134,526

Aggregate indebtedness

Items included in statement of financial condition:		
Accounts payable and accrued expenses		39,875
Total aggregate indebtedness	$	39,875

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

Mauldin Securities, LLC
Computation of Net Capital Under rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2019

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,658
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$	45,000
Minimum Net Capital Requirement	$	45,000
Net Capital in Excess of Minimum Requirement	$	89,526
Net Capital in Excess of Minimum Required at 1000%	$	80,526
Ratio of Aggregate Indebtedness to Net Capital		0.30 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by Mauldin Securities, LLC

See accompanying report of independent registered public accounting firm.

Schedule II

Mauldin Securities, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2019



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Mauldin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mauldin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mauldin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mauldin Securities, LLC stated that Mauldin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. Mauldin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mauldin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC

Dallas, Texas
February 21, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

MAULDIN
SECURITIES, LLC

4809 West Lovers Lane
Dallas, TX 75209

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2019

Mauldin Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief Mauldin Securities, LLC. states the following:

Mauldin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

Mauldin Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, John F. Mauldin, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

John F. Mauldin
President

February 21, 2020